FOR IMMEDIATE RELEASE

Contact

Paula Murray

Phone: 954-796-8798

paula.murray@qsound.com

QSound Labs Reports Fourth Quarter and Year End Results for 2005

Calgary, Alberta – March 23, 2006 -- QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, today reported financial results for the fourth quarter of FY2005. For the three months ended December 31, 2005, the consolidated revenues were $403,000 as compared to $494,000 for the same quarter in FY2004. The net loss for the fourth quarter was $(556,000) or $(0.06) per share as compared to $(448,000) or $(0.05) per share for the same period in FY2004.

Consolidated revenues for the year ended December 31, 2005 were $1,543,000 compared to $2,213,000 for the same period in FY2004. Net loss for the year was $(2,632,000) or $(0.31) per share as compared to $(1,926,000) or $(0.25) per share in FY2004.

The Company reported a working capital surplus of approximately $1.5 million at December 31, 2005 of which cash comprised $1,223,000.  Subsequent to the year end, the Company has entered into a convertible loan agreement for $1,000,000.  The loan bears interest at US prime rate, payable quarterly.  The term of the loan is the shorter of 5 years or the date of conversion.  The amount owed can be converted for $3.25 per share at any time at the option of the lender.  As part of the transaction, 400,000 warrants, exercisable at $4.50, with a term equal to the loan, will be issued.

 “2005 was a year that brought both progress and challenges for the Company,” stated David Gallagher, President & CEO of QSound Labs. “The Company’s audio business remained on course in its goal to establish itself in the mobile device market. This included the continued support of our existing licensees in bringing their products to market as well as the signing of new licensees. The net result is that the Company should begin to see the financial rewards of these activities in 2006.”

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QSound Labs, Inc.

Head Office & Technical Research Facility: 400, 3115-12th Street NE - Calgary, AB - Canada T2E 7J2 - Phone: 403.291.2492 - Fax 403.250.1521

www.qsound.com

2005 HIGHLIGHTS

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UTStarcom began shipping the UT109 PAS mobile phone in late September for the China market.

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Sony plans to include QSound technology on all Vaio computers. This commenced in Japan in 2005 with further announcements in early 2006 of US and European model availability.

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Smartphones from Lenovo, ZTE and BenQ based on Symbian, Linux and Windows Mobile operating systems, respectively, were released in 2005 thus highlighting the versatility and effectiveness of microQ, the Company’s solution for the mobile device marketplace.

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Mobile Platform partners, Broadcom & Qualcomm, completed reference designs with microQ in 2005 and these are now available for sampling to their customer base.

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austriamicrosystems licensed QSound technology for the MP3 player market.

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The development of a voice chat conferencing system which will be marketed in 2006.

Outlook

“We are pleased to have achieved such strong partnerships in the mobile device market, and we believe we are well positioned to continue to build on this strength in 2006. Visibility on revenue timing in 2006 is affected by external factors such as the rate of adoption of 3G networks and the timing and success of licensee product introductions. In FY 2006 management expects expenses will be similar to what they were in FY 2005.”

“For 2006, our goal is to continue with our strategy of alignment with chip platform providers in the mobile device market. We also plan to seek out partnering opportunities in the expanding LCD TV market. For the VoIP market, our initial efforts in 2006 will be on marketing our newly developed voice chat conferencing product.”

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This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, expectation in 2006 of revenues from existing design wins, plans to seek out partnering opportunities in the mobile device and LCD TV markets,  marketing of a new VoIP product, and little or no increase in expenses.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with successful distribution of QSound-enabled products by licensees, loss of relationships with companies that do business with QSound, QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, continued growth of multimedia usage in the mobile devices market and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

QSound Labs, Inc.

Head Office & Technical Research Facility: 400, 3115-12th Street NE - Calgary, AB - Canada T2E 7J2 - Phone: 403.291.2492 - Fax 403.250.1521

www.qsound.com